FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- _____



M E D I A   R E L E A S E

Gold Fields expected to beat guidance and increase production by 4% to approximately 905koz during Q4 F2009

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9801
www.goldfields.co.za

Enquiries

Media and Investor Enquiries

Willie Jacobsz
Tel   +508 839-1188
Mobile +857 241-7127
email   Willie.jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel   +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakils-Wagner@
           goldfields.co.za

Johannesburg, 26 June 2009: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today updated its operational guidance for Q4 F2009. Attributable production for Q4 F2009 is expected to increase by about 4% to approximately 905koz, which is better than the guidance provided on 7 May 2009. Total cash cost and Notional Cash Expenditure (NCE) for the Group are expected to be slightly higher than guidance at approximately US$525/oz and US$750/oz.   This is solely due to converting at a much stronger rand/US dollar exchange rate.

South African Region

Attributable Q4 F2009 production from the South African mines is expected to increase by about 2% to approximately 16,400kg (520koz), compared with 16,088kg (517koz) achieved in Q3 F2009, with the individual mines expected to perform as follows:

- Driefontein is expected to produce approximately 6,600kg (212koz);
- Kloof is expected to produce approximately 4,990kg (160koz);
- South Deep is expected to produce approximately 1,600 (52koz) and
- Beatrix is expected to produce approximately 3,200kg (103koz).

During the quarter production at both Driefontein and Kloof was impacted by increased levels of seismicity resulting in safety related production interruptions. As expected, both South Deep and Beatrix showed improved performances during the quarter, with South Deep now having positioned itself well for increased production during F2010, and Beatrix starting to recover from the mining quality issues that plagued it during Q2 F2009 and Q3 F2009.

International Regions

Attributable Q4 F2009 production from the international mines is expected to increase by about 6% to approximately 377koz, compared with 354koz achieved in Q3 F2009, with the individual mines expected to perform as follows:

- Tarkwa is expected to produce approximately 165koz;
- Damang is expected to produce approximately 53koz;
- St Ives is expected to produce approximately 109koz;
- Agnew is expected to produce approximately 45koz; and
- Cerro Corona is expected to produce 37,500 oz gold and 9,400 tons copper which equates to approximately 84koz on a gold equivalent basis.

During the quarter all of the international operations performed broadly as expected with Cerro Corona and Agnew outperforming. While marginally below guidance, the build-up at Tarkwa is progressing to plan. The variance from guidance was partially as a result of power interruptions caused by unplanned maintenance on the national power supply grid.

Nick Holland, Chief Executive Officer of Gold Fields, said:

"The important feature of Q4 F2009 is that our operations have generally shown greater consistency and predictability in their performance, enabling us to achieve our overall operational guidance for the quarter."

"I am particularly pleased that, despite the seismic related safety incidents at Kloof and Driefontein, our safety performance continued to improve. With F2009 almost complete, our fatal injuries have shown an improvement of approximately 57%, declining from 47 in F2008 to 20 in F2009, with no fatalities reported at our international mines. All other safety measures have also shown significant improvements. We are not yet happy with this performance and remain committed not to mine if we cannot mine safely and to achieve zero harm to our employees."

"Gold Fields will in Q4 F2009, for the third consecutive quarter, maintain the upward trend in its attributable production, and will be more than 100koz (13%) above the production low-point of 798koz reported in Q1 F2009."

"We remain committed, during the next 12 months, to build up to our production goal of 950koz to 1moz per quarter, as safety continues to improve at the South African operations; Tarkwa achieves full production; Beatrix continues its recovery; Kloof improves as a result of improved flexibility; and South Deep builds up towards its target of approximately 300koz for F2010."

Detailed results for Q4 F2009 will be published on 6 August, 2009, at 08:00am South African time.

[1] NCE is operating costs plus all sustaining and project capital (brownfields exploration is included in NCE).

ends

Enquiries:
Willie Jacobsz
Mobile: +857 241-7127
Nikki Catrakilis-Wagner
Mobile: +27 (0) 83 309 6720

About Gold Fields
Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable steady state production of approximately 4 million ounces per annum from nine operating mines in South Africa, Peru, Ghana and Australia. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing), New York Stock Exchange (NYSE), NASDAQ Dubai Limited (NASDAQ Dubai), NYSE Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 26 June 2009

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
            Relations and Corporate Affairs